Exhibit 21.1

Subsidiaries of

Radiant Logistics, Inc.

Name of Subsidiary	State of Incorporation or Organization

Radiant Global Logistics, Inc. (formerly Airgroup Corporation)	Washington
Radiant Logistics Partners LLC	Delaware
(40% owned by Radiant Global Logistics, Inc.)
Radiant Customs Services, Inc.,	Washington
Radiant Transportation Services, Inc. (formerly Radiant Logistics Global Services, Inc.)	Delaware
Adcom Express, Inc.	Minnesota
DBA Distribution Services, Inc.	New Jersey